OR ROYALTIES REPORTS 62% YEAR-OVER-YEAR INCREASE
IN REVENUES AND CASH FLOWS FROM OPERATIONS IN Q2 2026
AND CONTINUED SHARE REPURCHASES UNDER THE NORMAL COURSE ISSUER BID

Montréal, August 5, 2026 - OR Royalties Inc. ("OR Royalties" or the "Company") (OR: TSX & NYSE) today announced its consolidated financial results for the second quarter of 2026. Quarterly revenues grew 62% year-over-year on a 5% increase in gold equivalent ounces earned, due in part to contributions from recently acquired assets. With 96.8% of revenues converting to cash margin, this growth in revenues and cash flows reflects the peer-leading leverage of the Company's royalty and streaming model to higher precious metals prices. Amounts presented are in United States dollars unless otherwise noted.

Financial Highlights

  Revenues from royalties and streams of $97.8 million ($60.4 million in Q2 20251);
  Cash flows generated by operating activities of $83.2 million ($51.4 million in Q2 2025);
  Cash margin2 of $94.7 million or 96.8% ($57.8 million or 95.8% in Q2 2025);
  Net earnings of $61.4 million, $0.33 per basic share ($32.4 million, $0.17 per basic share in Q2 2025);
  Adjusted earnings2 of $60.5 million, $0.32 per basic share ($34.1 million, $0.18 per basic share in Q2 2025);
  20,757 gold equivalent ounces ("GEOs3") earned (19,700 GEOs in Q2 2025);
    GEO deliveries were modestly lower than the first quarter, primarily reflecting an unscheduled six-day mill shutdown at Canadian Malartic as well as planned mine sequencing at Mantos Blancos, partially offset by initial GEO contributions from newer assets in the portfolio;
  Cash balance of $75.6 million and debt outstanding of $215.0 million as at June 30, 2026, for a net debt position2 of $139.4 million;
  Purchase for cancellation, under the normal course issuer bid, of a total of 225,712 common shares for $8.0 million (C$11.2 million); and,
  Declaration of a quarterly dividend of $0.065 per common share paid on July 15, 2026 to shareholders of record as of the close of business on June 30, 2026, an increase of 18.2% compared to the previous quarterly dividend.

Portfolio Growth

During the quarter, OR Royalties closed $335.0 million of previously announced acquisitions: Terraco Gold Corp., holder of net smelter return ("NSR") royalties covering Solidus Resources LLC's Spring Valley Gold Project in Nevada ($168.0 million); a portfolio of eight royalties acquired from Gold Fields Limited ("Gold Fields") anchored by a 1.5% NSR on Compañia de Minas Buenaventura S.A.A.'s producing San Gabriel gold-silver mine in Peru ($115.0 million); and finally, as part of the same transaction with Gold Fields, deferred payment obligations from Galiano Gold Inc. ($52.0 million for $60.0 million of scheduled payments). Royalty, stream and other interests grew to $1.48 billion as at June 30, 2026 from $1.14 billion at year-end 2025.

Subsequent to quarter-end, the Company closed the $28.0 million Murray Brook precious metals stream (with a C$5.5 million equity subscription) with Canadian Copper Inc., and entered into a binding agreement with Hot Chili Limited ("Hot Chili") pursuant to which Hot Chili agreed to extend the Company's NSR royalties to cover the La Verde project at Costa Fuego in consideration for cash payment of $15.0 million.

Subsequent to June 30, 2026

  Closing of the previously announced $28.0 million precious metals stream with Canadian Copper Inc. ("Canadian Copper") with respect to its New Brunswick assets, comprising the Murray Brook properties and the Caribou property, including the Caribou Processing Plant, concurrently with a $3.9 million (C$5.5 million) equity subscription in Canadian Copper;
  Binding agreement with Hot Chili pursuant to which Hot Chili agreed to extend the Company's royalties (1.0% of payable copper production and 3.0% of payable gold production) to the La Verde project, which is part of the broader Costa Fuego copper-gold project, in consideration for cash payment of $15.0 million payable on closing, which is expected to occur in the third quarter of 2026;
  Following Agnico Eagle Mines Limited's July 2, 2026 disclosure regarding the Barnat open pit at Canadian Malartic, the Company increased the pace of repurchases under its normal course issuer bid, acquiring 1,007,496 common shares for $29.1 million (C$40.8 million) in July - more than four times the number of shares repurchased during the entire second quarter - bringing total 2026 repurchases to 1,555,678 shares;
  Increase in the amount available under the revolving credit facility from $650.0 million to $850.0 million and the additional uncommitted accordion from $200.0 million to $350.0 million, as well as extension of the maturity date from May 30, 2029 to August 4, 2030; and,
  Declaration of a quarterly dividend of $0.065 per common share payable on October 15, 2026 to shareholders of record as of the close of business on September 30, 2026.

Management Commentary

Jason Attew, President & CEO of OR Royalties commented: "Revenues and operating cash flows each grew 62% year-over-year - the arithmetic of a 96.8% cash margin business in a stronger precious metals market - and we remain on track for our 2026 guidance of 80,000 to 90,000 GEOs. We also closed $335.0 million of acquisitions in the quarter, including NSR royalties on San Gabriel, already producing and paying, and Spring Valley, amongst others.

When our shares sold off following Agnico Eagle's July 2 disclosure on the Barnat pit, we bought back over one million shares in early July, more than four times the number of shares repurchased in the entire second quarter, and at meaningfully lower prices. Along these lines, our conviction in Canadian Malartic remains unchanged. And this is what shareholders should expect from us: cash generation strong enough to fund a growing dividend, execute on buybacks when the market misprices our shares, and invest in a still-robust pipeline of new opportunities, all at once."

Q2 2026 RESULTS CONFERENCE AND WEBCAST CALL DETAILS

Conference Call:	Thursday, August 6, 2026 at 10:00 am ET

Dial-in Numbers: (Option 1)	North American Toll-Free: 1 (800) 717-1738 Local - Montreal: 1 (514) 400-3792 Local - Toronto: 1 (289) 514-5100 Local - New York: 1 (646) 307-1865 Conference ID: 25235

Webcast link: (Option 2)	https://viavid.webcasts.com/starthere.jsp?ei=1767963&tp_key=5d45fdb7bc

Replay (available until Sunday, September 6, 2026 at 11:59 PM ET):	North American Toll-Free: 1 (888) 660-6264 Local - Toronto: 1 (289) 819-1325 Local - New York: 1 (646) 517-3975 Playback Passcode: 25235#

Replay also available on our website at www.ORroyalties.com

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at OR Royalties Inc., who is a "qualified person" as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

About OR Royalties Inc.

OR Royalties is a precious metals royalty and streaming company focused on Tier-1 mining jurisdictions defined as Canada, the United States, and Australia. OR Royalties commenced activities in June 2014 with a single producing asset, and today holds a portfolio of over 200 royalties, streams and similar interests. OR Royalties' portfolio is anchored by its cornerstone asset, the 3-5% net smelter return royalty on Agnico Eagle Mines Limited's Canadian Malartic Complex, one of the world's largest gold mines.

OR Royalties' head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact OR Royalties Inc.:

Grant Moenting Vice President, Capital Markets Cell: (365) 275-1954 Email: gmoenting@ORroyalties.com	Heather Taylor Vice President, Sustainability and Communications Tel: (647) 477-2087 Email: htaylor@ORroyalties.com

Notes:

Average Metal Prices

	Three months ended June 30
	2026	2025

Gold (i)	$4,506	$3,280
Silver (ii)	$73.15	$33.68
Copper (iii)	$13,329	$9,524

(i) The London Bullion Market Association's pm price in U.S. dollars per ounce.

(ii) The London Bullion Market Association's price in U.S. dollars per ounce.

(iii) The London Metal Exchange's price in U.S. dollars per tonne.

(1) Three months ended June 30, 2025 ("Q2 2025").

(2) Non-IFRS Measures

Cash Margin (in dollars and in percentage of revenues)

Cash margin in dollars and in percentage of revenues are non-IFRS financial measures. Cash margin (in dollars) is defined by OR Royalties as revenues less cost of sales (excluding depletion). Cash margin (in percentage of revenues) is obtained by dividing the cash margin (in dollars) by the revenues.

Management uses cash margin in dollars and in percentage of revenues to evaluate OR Royalties' ability to generate positive cash flow from its royalty, stream and other interests. Management and certain investors also use this information, together with measures determined in accordance with IFRS Accounting Standards such as gross profit and operating cash flows, to evaluate OR Royalties' performance relative to peers in the mining industry who present these measures on a similar basis. Cash margin in dollars and in percentage of revenues are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

A reconciliation of the cash margin (in thousands of dollars and in percentage of revenues) is presented below:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$

Royalty interests
Revenues	62,779	42,185	125,176	78,975
Less: cost of sales (excluding depletion)	(403)	(171)	(729)	(316)
Cash margin (in dollars)	62,376	42,014	124,447	78,659

Depletion	(7,207)	(3,408)	(13,427)	(6,118)
Gross profit	55,169	38,606	111,020	72,541

Stream interests
Revenues	35,041	18,179	75,476	36,305
Less: cost of sales (excluding depletion)	(2,688)	(2,389)	(5,703)	(3,863)
Cash margin (in dollars)	32,353	15,790	69,773	32,442

Depletion	(5,305)	(4,205)	(9,736)	(9,239)
Gross profit	27,048	11,585	60,037	23,203

Royalty and stream interests Total cash margin (in dollars)	94,729	57,804	194,220	111,101
Divided by: total revenues	97,820	60,364	200,652	115,280
Cash margin (in percentage of revenues)	96.8%	95.8%	96.8%	96.4%

Total - Gross profit	82,217	50,191	171,057	95,744

Adjusted earnings and adjusted earnings per basic share

Adjusted earnings and adjusted earnings per basic share are non-IFRS financial measures and are defined by OR Royalties by excluding the following items from net earnings (loss) and net earnings (loss) per share: foreign exchange gains (losses), impairment charges and reversals related to royalty, stream and other interests, changes in allowance for expected credit losses, write-offs and impairments of investments, gains (losses) on disposal of royalty, stream and other interests (excluding gains (losses) on buy-down and buy-back of royalty, stream and other interests), gains (losses) on investments, share of income (loss) of associates, transaction costs and certain other items such as non-cash gains (losses), as well as the impact of income taxes on these items. Adjusted earnings per basic share is obtained from the adjusted earnings divided by the weighted average number of common shares outstanding for the period.

Management uses adjusted earnings and adjusted earnings per basic share to evaluate the underlying operating performance of OR Royalties as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its consolidated financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as net earnings (loss) and net earnings (loss) per basic share, investors and analysts use adjusted earnings and adjusted earnings per basic share to evaluate the results of the underlying business of OR Royalties, particularly since the excluded items are typically not included in OR Royalties' annual guidance. While the adjustments to net earnings (loss) and net earnings (loss) per basic share in these measures include items that are both recurring and non-recurring, management believes that adjusted earnings and adjusted net earnings per basic share are useful measures of OR Royalties' performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of the core operating results from period to period, are not always reflective of the underlying operating performance of the business and/or are not necessarily indicative of future operating results. Adjusted net earnings and adjusted net earnings per basic share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

A reconciliation of net earnings to adjusted net earnings is presented below:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
(in thousands of dollars, except per share amounts)	$	$	$	$

Net earnings	61,392	32,358	134,974	57,998

Adjustments:
Foreign exchange loss (gain)	3,996	(665)	3,356	(825)
Share of loss of associates	-	2,113	-	5,865
Net (gain) loss on investments	(4,739)	24	(2,843)	310
Tax impact of adjustments	(148)	305	37	264

Adjusted earnings	60,501	34,135	135,524	63,612

Weighted average number of common shares outstanding (000's)	187,714	187,746	187,328	187,362

Adjusted earnings per basic share	0.32	0.18	0.72	0.34

Net cash/(net debt) position (in dollars)

Net cash/(net debt) position is a non-IFRS financial measure and is defined by OR Royalties by the cash balance minus the long-term debt balance at the end of a period.

Management uses the net cash/(net debt) position to evaluate OR Royalties' current net liquidity position (i.e. total cash less total long-term debt). Management and certain investors also use this information, together with measures determined in accordance with IFRS Accounting Standards such as operating cash flows and undrawn balances available under credit facilities, to evaluate OR Royalties' investment capacity. Net cash/(net debt) position is only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

A reconciliation of the net cash/(net debt) position is presented below:

	June 30, 2026	December 31, 2025
(in thousands of dollars)	$	$

Cash	75,605	142,131
Long-term debt	(215,000)	-

Net (debt)/cash position	(139,395)	142,131

(3) Gold Equivalent Ounces

GEOs are calculated on a quarterly basis and include royalties and streams. Silver ounces and copper tonnes earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces or copper tonnes earned by the average silver price per ounce or copper price per tonne for the period and dividing by the average gold price per ounce for the period. Cash royalties and other metals and commodities are converted into gold equivalent ounces by dividing the associated revenue earned by the average gold price for the period.

Forward-Looking Statements

Certain statements contained in this press release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, that conditions for the closing of the transaction with Hot Chili will be met in a timely manner, that the 2026 guidance on GEOs will be achieved and the ability of the Company to continue to invest in a pipeline of new opportunities. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur. All statements in this press release, other than statements of historical fact, are forward-looking statements, including statements that address, without limitation: future events, the closing of the recently announced transaction with Hot Chili. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of OR Royalties, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which OR Royalties holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from Mineral Resource Estimates or production forecasts by operators, (d) differences in conversion rate from Mineral Resources to Mineral Reserves and ability to replace Mineral Resources, (e) the unfavorable outcome of any challenges or litigation relating to title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by OR Royalties, (b) a trade war or new tariff barriers, (c) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (d) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which OR Royalties holds a royalty, stream or other interest are located or through which they are held, (e) continued availability of capital and financing and general economic, market or business conditions, (f) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on OR Royalties' business, operations and financial condition, and (g) geopolitical uncertainties; (iii) with respect to internal factors: (a) business opportunities that may or may not become available to, or are pursued by OR Royalties, (b) the integration of acquired assets, (c) the determination of OR Royalties' PFIC status or (d) that preliminary financial information may be subject to quarter-end and year-end adjustments. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in OR Royalties' ongoing income and assets relating to determination of its PFIC status, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which OR Royalties holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of OR Royalties filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. OR Royalties cautions that the foregoing list of risks and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. OR Royalties believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated in such forward-looking statements, and such forward-looking statements included in this press release are not a guarantee of future performance and should not be unduly relied upon. These statements speak only as of the date of this press release. OR Royalties undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

OR Royalties Inc. Consolidated Balance Sheets As at June 30, 2026 and December 31, 2025 (Unaudited)
(tabular amounts expressed in thousands of U.S. dollars)

	June 30,	December 31,
	2026	2025
	$	$

Assets

Current assets

Cash	75,605	142,131
Amounts receivable	2,957	3,227
Deferred consideration receivable	30,000	-
Other assets	2,300	2,326
	110,862	147,684

Non-current assets

Investments	179,038	189,260
Royalty, stream and other interests	1,479,303	1,140,026
Goodwill	78,254	81,134
Other assets	8,371	8,375
	1,855,828	1,566,479

Liabilities

Current liabilities

Accounts payable and accrued liabilities	24,837	7,477
Dividends payable	12,174	10,293
Income tax liabilities	10,374	13,655
Lease liabilities	1,211	1,207
	48,596	32,632

Non-current liabilities

Lease liabilities	3,066	3,795
Long-term debt	215,000	-
Deferred income taxes	105,258	98,011
	371,920	134,438

Equity

Share capital	1,694,146	1,688,122
Contributed surplus	59,856	65,873
Accumulated other comprehensive loss	(115,172)	(51,780)
Deficit	(154,922)	(270,174)
	1,483,908	1,432,041
	1,855,828	1,566,479

OR Royalties Inc. Consolidated Statements of Income For the three and six months ended June 30, 2026 and 2025 (Unaudited)
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$

Revenues	97,820	60,364	200,652	115,280

Cost of sales	(3,091)	(2,560)	(6,432)	(4,179)
Depletion	(12,512)	(7,613)	(23,163)	(15,357)
Gross profit	82,217	50,191	171,057	95,744

Other operating expenses
General and administrative	(4,929)	(5,938)	(10,969)	(10,897)
Business development	(1,970)	(2,826)	(4,524)	(4,905)
Gain on the buy-down of a stream interest	-	-	7,161	-
Gain on sale of gold bullion	-	-	419	-
Operating income	75,318	41,427	163,144	79,942
Interest income	1,589	618	3,445	1,216
Finance costs	(3,215)	(1,124)	(3,977)	(2,854)
Foreign exchange (loss) gain	(3,996)	665	(3,356)	825
Share of loss of associates	-	(2,113)	-	(5,865)
Other gains (losses), net	4,739	(24)	2,843	(310)
Earnings before income taxes	74,435	39,449	162,099	72,954
Income tax expense	(13,043)	(7,091)	(27,125)	(14,956)
Net earnings	61,392	32,358	134,974	57,998

Net earnings per share
Basic and diluted	0.33	0.17	0.72	0.31

OR Royalties Inc. Consolidated Statements of Cash Flows For the three and six months ended June 30, 2026 and 2025 (Unaudited)
(tabular amounts expressed in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,

	2026	2025	2026	2025
	$	$	$	$

Operating activities
Net earnings	61,392	32,358	134,974	57,998
Adjustments for:
Share-based compensation	1,896	2,171	3,683	4,260
Depletion and amortization	12,849	7,909	23,838	15,941
Gain on the buy-down of a stream interest	-	-	(7,161)	-
Gain on sale of gold bullion	-	-	(419)	-
Share of loss of associates	-	2,113	-	5,865
Gain on shares received under an anti-dilution provision	-	-	(794)	-
Change in fair value of financial assets at fair value through profit and loss	(4,757)	24	(2,067)	310
Foreign exchange loss (gain)	4,198	(787)	3,301	(879)
Deferred income tax expense	2,988	1,065	6,078	8,307
Other	(538)	166	(1,076)	270
Net cash flows provided by operating activities before changes in non-cash working capital items	78,028	45,019	160,357	92,072
Changes in non-cash working capital items	5,141	6,356	(5,325)	5,382
Net cash flows provided by operating activities	83,169	51,375	155,032	97,454

Investing activities
Acquisitions of deferred payment obligations	(52,000)	-	(52,000)	-
Acquisitions of investments	-	(995)	(10,000)	(12,359)
Proceeds on disposal of investments	34,748	-	34,748	-
Acquisitions of royalty and stream interests	(282,894)	(17,929)	(381,434)	(23,214)
Proceeds from the sale of gold bullion	-	-	17,875	-
Other	(45)	(456)	(77)	(473)
Net cash flows used in investing activities	(300,191)	(19,380)	(390,888)	(36,046)

Financing activities
Increase in long-term debt	233,000	-	249,000	10,437
Repayment of long-term debt	(18,000)	(40,000)	(34,000)	(70,000)
Exercise of share options and shares issued under the share purchase plan	799	8,889	4,522	11,476
Normal course issuer bid purchase of common shares	(8,029)	-	(20,922)	-
Dividends paid	(9,703)	(7,853)	(19,186)	(15,463)
Withholding taxes on settlement of restricted and deferred share units	(9)	(5,732)	(9,831)	(6,385)
Other	(332)	(1,344)	(593)	(1,554)
Net cash flows provided by (used in) financing activities	197,726	(46,040)	168,990	(71,489)

Decrease in cash before effects of exchange rate changes on cash	(19,296)	(14,045)	(66,866)	(10,081)
Effects of exchange rate changes on cash	(40)	601	340	611
Net decrease in cash	(19,336)	(13,444)	(66,526)	(9,470)
Cash - beginning of period	94,941	63,070	142,131	59,096
Cash - end of period	75,605	49,626	75,605	49,626